Itaú Unibanco’s profit totals R$8.1 billion in the third quarter of 2022

Earnings are up 19.2% year-on-year, reflecting the growth in loan portfolio and maintenance of the efficiency ratio at the best level of the historical series

São Paulo, November 10 - In the third quarter of 2022, Itaú Unibanco’s recurring managerial result totaled R$8.1 billion, up 19.2% year-on-year, and annualized recurring return on average equity of 21.0%. Among the factors that influenced earnings the most we highlight the higher financial margin with clients, impacted by the positive evolution in loan portfolio, mainly the increase in personal loans and credit card.

In R$ million (except where otherwise indicated)	3Q22	3Q21%		2Q22%
Recurring Managerial Result	8,079	6,779	19.2%	7,679	5.2%
Annualized Recurring Managerial Return on Average Equity	21.0%	19.7%	130 bps	20.8%	20 bps
Total Adjusted Loan Portfolio¹	1,111.0	962.3	15.5%	1,084.1	2.5%
90-day NPL ratio – Total	2.8%	2.6%	20 bps	2.7%	10 bps

”Our cultural and digital evolution, focused on client centricity, is reflected on the continuous growth of our customer satisfaction measured by NPS. Currently, over 60% of our business fronts are at their NPS maximum historical levels, and part of them surpassed the excellence zone of 75 points. Our main goal is to have increasingly satisfied clients, thus creating a virtuous cycle. Satisfied clients become more engaged, which enables the bank to achieve better results”.

Milton MaluhyFilho

Itaú Unibanco’s CEO

Cost of credit totaled R$8.0 billion in the third quarter of 2022, up 52.7% when compared to the same quarter of the previous year. This increase was mainly due to the growth of 49.8% in the provision for loan losses resulting from the continuous growth of the retail loan portfolio over the period, higher origination in consumer credit products non collateralized.

The total loan portfolio[1] grew 15.5% in relation to the third quarter of 2021, reaching R$1,111 billion in September 2022. Increase in loan portfolio for individuals is related to the volumes of personal loans (34.4%), credit cards (32.7%) and mortgage (27.4%), in relation to the same period of 2021. The loan portfolio for very small, small and middle-market companies increased 16.3% from the third quarter of 2021, and for large companies it was up 17.0% in the same period.

Banking service fees and revenue from insurance operations grew 5.9% in the third quarter of 2022 from the same quarter of 2021, driven by the increased revenue from cards, in both issuance and acquiring activities, and by the increase in earned premiums from insurance.

[1]It includes financial guarantees provided and corporate securities.

Non-interest expenses reached R$13.9 billion in the third quarter of 2022, up 8.7% year-on-year, whereas accumulated inflation was 7.2% (IPCA). The efficiency program of the bank has significantly helped improve this performance. Accordingly, the efficiency ratio in the 12-month period decreased 4.0 percentage points in relation to the same quarter of the previous year, reflecting productivity gains arising from continuous technology investments and reaching the lowest level of the historical series.

“Our earnings in the last quarter reflect the strength and consistency of our performance over time in our different business lines. In recent years, we have managed to make our loan and service operations grow in a sustainable way, mainly due to discipline in risk management and operational efficiency”.

Alexsandro Broedel

Itaú Unibanco’s CFO

The digital and client centricity journeys continue to make significant headway. The share of digital channels in transactions and products and services purchased has grown. In the third quarter of 2022, 70% of products purchased by individuals were made digitally. In the year-to-date, digital purchases represented 68%, up 15 percentage points from the same period of 2021. At the same time, customer satisfaction has been consistently improving. Currently, the satisfaction rates (Global NPS) of over 60% of our business fronts are at their maximum historical levels, and 25% of them surpassed the excellence zone (equal to or higher than 75 points). Net promoter scores (NPS) are continuously monitored by a robust system of over 300 surveys that receive, on average, the feedback of four million clients a year.

As part of this ESG strategy’s evolution, we raised another R$1 billion in green Financial Bills for financing electric, hybrid and multifuel vehicles. Additionally, the bank has entered into an agreement with electricity company Enel to provide approximately 80% of its physical branches with renewable energy.

Further information on Itaú Unibanco’s earnings is available on Itaú Unibanco’s Investor Relations website: www.itau.com.br/relacoes-com-investidores.

Corporate Communication – Itaú Unibanco

imprensa@itau-unibanco.com.br